UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended July 18, 2004

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40 F.          Form 20-F |_| Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_| No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_| No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 26, 2004	ALIMENTATION COUCHE-TARD INC. By: /s/ Brigitte Catellier Brigitte Catellier Corporate Secretary

PRESS RELEASE

Record results for Couche-Tard
Fiscal 2004-2005 off to a strong start

The first quarter shows unprecedented increases:
190% in net earnings and 182.8% in sales

Highlights for the first quarter ended July 18, 2004

•	Circle K integration plan: US$22.7 million in synergies achieved since the acquisition, including approximately US$12.7 million in the first quarter.

•	Net earnings almost tripled to total $66.4 million or $0.65 fully diluted per share, compared with $22.9 million or $0.26 fully diluted per share — driven especially by a strong motor fuel gross margin in the United States, which was at 16.24 ¢ US per gallon.

ATD.A, ATD.B / TSX

Laval, August 26, 2004 — Alimentation Couche-Tard Inc. announces record results for the first quarter ended July 18, 2004. This performance reflects primarily Circle K’s major contribution for the full 12-week period, the advancement of its integration which yielded solid synergies, and the strong motor fuel gross margin in the United States which was at 16.24 ¢ US per gallon.

“We are very pleased with our first-quarter results in both our Canadian and U.S. markets, as well as with how efficiently Circle K’s integration is going. We profited from a strong motor fuel gross margin per gallon in the United States, which was at 16.24 ¢ US per gallon as well as in Canada, where it increased by 14.5%, or 0.66 ¢ per litre over the first quarter last year. As we have already said, the motor fuel gross margin, especially in the United States, is subject to fluctuations during the year. As for Circle K’s integration plan, it is on track and everything indicates that the forecast synergies will be realized faster than expected, as previously announced. We have achieved synergies of approximately US$12.7 million during the first quarter, of which about US$2.7 million were improvements in purchasing and US$10.0 million was related to reductions in selling, general and administrative costs. Total synergies achieved since the acquisition amounted to US$22.7 million, 85% of them from a reduction in operating, selling, general and administrative costs. The integration team rapidly and successfully implemented decentralized management in Circle K’s four markets. Furthermore, we have started to install point-of-sale optical scanners, with the objective of fitting out some 1,000 Circle K stores requiring this technology which favours sales and our differentiation strategy,” indicated Alain Bouchard, President and Chief Executive Officer.

Press Release — Alimentation Couche-Tard Inc. / 2

Management’s discussion and analysis of operating results and financial position

Operating results for the first quarter

For the 12 weeks ended July 18, 2004, Couche-Tard achieved total sales of $2.49 billion, up from $880.9 million for the same quarter a year earlier, an increase of 182.8% or $1.61 billion, including $1.42 billion from Circle K, which contributed to results for the full period. The Company generated 76.3% of its sales in the United States, compared with 40.6% in the first quarter last year.

•	In the United States, sales totaled $1.90 billion, up by $1.54 billion reflecting mainly the $1.42 billion in sales from Circle K as well as the contribution of the 43 Clark Stores acquired in September 2003, and the internal growth of the American network. Growth of average merchandise sales per store (excluding Circle K for comparative purposes) was 9.1% compared with the first quarter last year, while growth of average motor fuel volume per store (excluding Circle K) was 6.6% over the corresponding quarter a year earlier.

•	In Canada, sales amounted to $589.7 million, an increase of 12.6% or $66.1 million of which $15.2 million or 4% was generated from merchandise and service sales, particularly in the high margin categories including food services. Growth of average merchandise sales per store was 1.3% compared with the same period last year. Overall, the Company achieved satisfactory sales growth in its Canadian markets, despite rather unfavourable weather conditions for these three months. Growth of average motor fuel volume per store was 4.3% over the first quarter of the previous fiscal year.

Gross margin was $508.1 million, an increase of 151.9% or $306.4 million over the same quarter a year earlier. This increase is mainly due to higher sales, particularly relating to Circle K and the higher motor fuel gross margins.

•	Consolidated merchandise and service gross margin was 32.8%, marginally up from 32.7% in the same period last year. The gross margin in Canada at 33.6% was up from 32.3% in the first quarter of the previous year reflecting improvements in purchasing arrangements and changes in product mix following Store 2000 implementations, resulting in higher margins. The gross margin in the U.S. operations was 32.5%, 1.2% lower than the first quarter of the prior year, reflecting the lower gross margin at Circle K and at Clark stores. Over the next year, we expect to improve this gross margin by optimizing their product mix with higher margin merchandise.

•	Motor fuel gross margin increased to 5.20 ¢ per litre in Canada, up from 4.54 ¢ per litre in the first quarter of the previous year. In the United States, the motor fuel gross margin was 16.24 ¢ US per gallon, compared with 10.65 ¢ US per gallon for the corresponding period of the previous year. (Including Circle K, the motor fuel gross margin in the U.S. for the first quarter of last year would have been 16.41 ¢ US per gallon). For the 12 months ended July 18, 2004, the motor fuel gross margin (including Circle K’s results) amounted to 14.3 ¢ US per gallon.

Operating, selling, administrative and general expenses were up by $221.4 million or 144.6% over the first quarter of the previous year. This increase is primarily attributable to the expansion of the store network, notably following the Circle K acquisition.

Press Release — Alimentation Couche-Tard Inc. / 3

Depreciation and amortization of fixed assets and other assets grew by 97.4% to $22.7 million. This increase is mainly due to the Circle K acquisition, the Clark stores and store renovations.

Financial expenses totaled $8.7 million, up by $5.1 million over the first quarter of the previous year, due to the higher borrowings to finance the Circle K acquisition. Financial expenses were reduced by a $3.1 million favourable benefit from the interest rate swaps entered into in March 2004.

Income taxes increased by $25.2 million to $35.8 million. This increase is due primarily to the increase in pre-tax earnings and a greater portion of pre-tax income coming from the U.S. operations, which have a higher tax rate than Canada.

Net earnings amounted to $66.4 million or $0.66 per share ($0.65 fully diluted), compared with $22.9 million or $0.27 per share ($0.26 fully diluted).

Principal cash flows for the first quarter

Cash Flows from Operating Activities amounted to $101.2 million, compared with $39.3 million for the first quarter of the previous year, an increase of $61.9  million or 157.5%. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of assets and future income taxes amounted to $89.9 million ($0.90 per share) for the first quarter of this year, almost three times the amount of $30.3 million for the same period last year. Cash and cash equivalents totaled $282.3 million as at July 18, 2004, compared with $209.3 million as at April 25, 2004.

Cash Flows from Investing Activities. Net cash used amounted to $30.1 million in the first quarter compared with $8.0 million in the same period last year. Investment in fixed assets amounted to $26.5 million, primarily for the opening of 12 new stores and 5 QSRs (bringing the total to 249 QSRs) and reconfiguring 36 stores in the Store 2000 concept, for a total of 1,100 in North America. Last year, the Company received $12.5 million from the disposal of properties under a sale-leaseback arrangement.

Cash Flows from Financing Activities. Cash generated in the quarter amounted to $9.0 million, including $10.0 million received from issuance of shares in respect of stock options exercised, reduced by the $1.0 million repayment of scheduled debt payments. In the same period last year, net cash generated amounted to $2.0 million, including $33.3 million from increased debt offset by repayments of $32.2 million on the debt.

Financial position as at July 18, 2004

As at July 18, 2004, total assets reached $2.30 billion, compared with $2.25 billion as at April 25, 2004. Interest-bearing debt totaled $702.4 million at the end of the first quarter, down from $730.5 million at the close of the previous fiscal year. Shareholders’ equity amounted to $808.2 million, an increase of 8.6%. The net interest-bearing debt to total capitalization ratio stood at 34%, versus 41% as at April 25, 2004.

Recent development - Dunkin’ Donuts

Press Release — Alimentation Couche-Tard Inc. / 4

Couche-Tard and Allied Domecq Quick Service Restaurants recently reached an agreement whereby Couche-Tard will develop over the next six years 66 Dunkin’ Donuts restaurants in Ohio. The QRSs will be either free-standing sites or twinned with Circle K’s stores.

Outlook

“Fiscal 2004-2005 is off to a great start, leaving us confident and optimistic about the coming periods. We are continuing to integrate Circle K as planned, while further innovating and implementing our differentiation concept network-wide. Among our priorities for the current fiscal year, we still intend to convert some 300 stores to this concept, to open more than 70 stores and to expand our network of in-store QSRs, with the objective of setting up a total of 75 during the year. We also remain on the lookout for expansion opportunities in our various U.S. networks,” concluded Alain Bouchard.

Profile

Alimentation Couche-Tard inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,898 convenience stores, 3,073 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states in the United States. Some 34,000 people work at Couche-Tard’s executive offices and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
info@couche-tard.qc.ca            www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as “plan”, “evaluate”, “estimate”, “believe” and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Conference call, August 26, 2004 at 2:30 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-814-4853 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Thursday, August 26, from 4:30 p.m. until Thursday, September 2,  23:59 p.m., by dialing 1-877-289-8525 access code: 21090058#. Members of the media and other interested parties are invited to listen in.

Press Release — Alimentation Couche-Tard Inc. / 5

CONSOLIDATED EARNINGS (in millions of Canadian dollars, except per share amounts) (unaudited)

	12-weeks
For the periods ended	July 18, 2004	July 20, 2003

	$	$
Revenues	2,491.1	880.9
Cost of sales	1,983.0	679.2

Gross profit	508.1	201.7

Operating, selling, administrative and general expenses	374.5	153.1
Depreciation and amortization of fixed and other assets	22.7	11.5

	397.2	164.6

Operating income	110.9	37.1
Financial expenses	8.7	3.6

Earnings before income taxes	102.2	33.5
Income taxes	35.8	10.6

Net earnings	66.4	22.9

Earnings per share (Note 4)
Basic	0.66	0.27
Fully diluted	0.65	0.26
Weighted number of shares (in thousands)	100,262	84,667
Number of shares - fully diluted (in thousands)	102,772	87,272
Number of shares outstanding at period end (in thousands)	100,674	84,764

The accompanying notes are an integral part of the consolidated financial statements. CONSOLIDATED CONTRIBUTED SURPLUS (in millions of Canadian dollars) (unaudited)

For the 12- week periods ended	July 18 2004	July 20, 2003

	$	$
Balance at the beginning, as previously reported	1.2	1.2
Restatement for the fair-value of options
granted in prior years (Note 2)	3.2	—

Restated balance, beginning of period	4.4	1.2
Stock-based compensation cost	0.6	—
Fair-value of options exercised	—	—

Balance at the end	5.0	1.2

CONSOLIDATED RETAINED EARNINGS (in millions of Canadian dollars) (unaudited)

For the 12- week periods ended	July 18, 2004	July 20, 2003

	$	$
Balance at the beginning, as previously reported	260.9	183.5
Prior year’s adjustment to reflect change in accounting
for asset retirement obligations (Note 2)	(2.5)	(2.0)
Restatement for stock-based compensation cost (Note 2)	(3.2)	—

Restated balance beginning of period	255.2	181.5
Net earnings	66.4	22.9

Balance at the end	321.6	204.4

The accompanying notes are an integral part of the consolidated financial statements. 5

Press Release — Alimentation Couche-Tard Inc. / 6

CONSOLIDATED CASH FLOWS (in millions of Canadian dollars) (unaudited)

	12-weeks
For the periods ended	July 18, 2004	July 20, 2003

	$	$
OPERATING ACTIVITIES
Net earnings	66.4	22.9
Non-cash items
Depreciation and amortization	18.1	11.2
Loss (gain) on disposal of fixed assets and other assets	(0.1)	0.2
Future income taxes	5.5	(4.0)

	89.9	30.3
Deferred revenues	3.7	—
Provision for site restoration costs	1.3	(0.3)
Others	(2.1)	0.1
Changes in working capital items	8.4	9.2

Cash flows from operating activities	101.2	39.3

INVESTING ACTIVITIES
Liabilities assumed on business acquisitions	(4.6)	—
Fixed assets	(26.5)	(19.9)
Disposal of fixed assets and other assets	2.0	12.5
Goodwill and other assets	(1.0)	(0.6)

Cash flows from investing activities	(30.1)	(8.0)

FINANCING ACTIVITIES
Bank indebtedness	—	18.3
Long-term debt	—	15.0
Repayment of long-term debt	(1.0)	(32.2)
Share issue	10.0	0.9

Cash flows from financing activities	9.0	2.0

Effect of exchange rate fluctuations
on cash and cash equivalents	(7.1)	—

Net increase in cash
and cash equivalents	73.0	33.3
Cash and cash equivalents at
the beginning	209.3	48.4

Cash and cash equivalents at the end	282.3	81.7

Supplemental information:
Interest paid	17.5	3.6
Income taxes paid	41.9	0.8

The accompanying notes are an integral part of the consolidated financial statements. 6

Press Release — Alimentation Couche-Tard Inc. / 7

CONSOLIDATED BALANCE SHEETS (in millions of Canadian dollars)

	As at July 18, 2004 (unaudited)	As at April 25, 2004

ASSETS	$	$
Current assets
Cash and cash equivalents	282.3	209.3
Accounts receivable	145.5	128.5
Inventories	369.1	374.8
Prepaid expenses	18.1	16.4
Future income taxes	25.1	26.9

	840.1	755.9
Fixed assets	880.3	916.0
Trademarks, licenses and permits	223.0	214.5
Goodwill	276.0	278.9
Deferred charges	41.1	43.8
Other assets	11.6	9.5
Future income taxes	28.6	35.6

	2,300.7	2,254.2

LIABILITIES
Current liabilities
Accounts payable	676.3	659.8
Income taxes payable	26.6	36.5
Future income taxes	0.3	—
Instalments on long-term debt	7.2	6.0

	710.4	702.3
Long-term debt	695.2	724.5
Deferred revenues and other liabilities	63.7	59.7
Future income taxes	23.2	23.1

	1,492.5	1,509.6

SHAREHOLDERS’ EQUITY
Capital stock	495.8	485.7
Contributed surplus	5.0	1.2
Retained earnings	321.6	258.4
Cumulative translation adjustments	(14.2)	(0.7)

	808.2	744.6

	2,300.7	2,254.2

The accompanying notes are an integral part of the consolidated financial statements. 7

Press Release — Alimentation Couche-Tard Inc. / 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts)

1.   FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exception of the accounting changes described in Note 2. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2004 annual report. The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2.   CHANGES IN ACCOUNTING POLICIES

Adopted effective April 26, 2004

Asset Retirement Obligations

Since the beginning of the year, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) accounting standard, Handbook section 3110, “Asset Retirement Obligations”. Under the new standard, the fair value of the future retirement costs of underground motor fuel storage tanks are recorded as liabilities on a discounted basis when they are incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The initial capitalized costs are amortized over the useful life of the corresponding fixed assets. The total undiscounted amount of the estimated cash flows required to settle the obligation has been discounted using the Company’s credit-adjusted risk-free rate of 10%.

The new standard has been applied retroactively and financial statements of the prior period have been restated. The impact of this change as of April 25, 2004 resulted in an increase of $17.5 of petroleum infrastructure, an increase in asset retirement obligations of $21.6, a net future income tax asset of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2. For the 12-week periods ended July 18, 2004 and July 20, 2003, the application of this new standard decreased earnings before taxes by $0.6 and $0.2 respectively.

Stock-based compensation costs and other stock-based payments

Since the beginning of the year, the Company adopted retroactively, without restating prior period, the amended recommendations of the CICA Handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. These standards define a fair-value-based method of accounting and establish that compensation costs must be measured at the grant date based on the fair value of the award and recognized in earnings over the related service period. These amendments require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value.

Prior to the current fiscal year, the Company did not adopt the fair value method of accounting for its awards granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Press Release — Alimentation Couche-Tard Inc. / 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts)

The impact of the retroactive application, without restating prior periods, is presented as follows:

Fair-value of options granted from April 29, 2002 to April 25, 2004 applied to retained earnings	$3.2
Fair-value of options exercised from April 29, 2002 to April 25, 2004 transferred to common shares	—

$3.2

As at July 18, 2004, 4,505,100 (6,082,500 as at July 20, 2003) stock options for the purchase of Class “B” subordinate voting shares were granted. These stock options can be gradually exercised at various dates until June 14, 2014 at an exercise price varying from $4.77 to $24.12. Since the beginning of the quarter, the Company has granted two series of stock options totalling 70,000 stock options at exercise prices of $22.93 and $23.16.

The cost of the fair value of stock options granted since April 29, 2002 is amortized on a straight-line basis over the vesting period of the stock options. For the quarter ended July 18, 2004, the stock-based compensation costs decreased earnings by $0.6. The cost for the period is not representative of the cost for future periods because it does not take into account the options granted prior to April 29, 2002.

The fair value of options granted is estimated at the attribution date using the Black-Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year :

	Risk-free interest rate ranging from 4.77 to 4.82%;

	expected life of 8 years;

	expected volatility of 35%;

	no dividend payment

The fair value of stock options granted since the beginning of the year is $11.53 ($6.12 as at July 20, 2003). A description of the Company’s stock-based compensation plan is included in Note 18 of the 2004 annual report.

Adopted effective January 30 2004

Recording of certain considerations received by a vendor

On January 30, 2004, the Company adopted early and retroactively the recommendations of the Abstract 144 (“EIC-144”) which specifies the accounting methods to be applied to certain considerations received from a vendor. A detailed description of this recommendation is included in Note 2 of the 2004 annual report.

For the 12-week period ended July 18, 2004, the application of EIC-144 resulted in an increase of cost of goods sold of $0.8 (increase of $1.6 as of July 20, 2003), a decrease of future income taxes of $0.3 (decrease of $0.5 as of July 20, 2003) and a decrease in net earnings of $0.5 (decrease of $1.1 as of July 20, 2003).

3.   BUSINESS ACQUISITIONS

During the current quarter, the Company performed an adjustment to the preliminary allocation of the purchase price related to the acquisition of The Circle K Corporation. A description of the acquisition along with the preliminary allocation of the purchase price is included in Note 4 of the 2004 Annual Report. The main adjustment resulted in a net increase of $21.3 of trademarks, licenses and permits and a decrease in fixed assets for the same amount.

Adjustments to the allocation of the purchase price were established based on information available. The allocation of the purchase price is subject to change should new information become available and that the strategies of integrating and restructuring assets have been completed.

Press Release — Alimentation Couche-Tard Inc. / 10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of Canadian dollars, except per share amounts)

4.   EARNINGS PER SHARE

	12-week period ended July 18, 2004

	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$
Basic earnings attributable to class “A” and “B”
shareholders	66.4	100,262	0.66
Dilutive effect of stock-based compensation		2,510	(0.01)

Diluted net earnings available for class “A” and“B”
shareholders	66.4	102,772	0.65

	12-week period ended July, 20 2003

	Earnings	Weighted average number of shares (in thousands)	Earnings per share

	$		$
Basic earnings attributable to class “A” and “B”
shareholders	22.9	84,667	0.27
Dilutive effect of stock-based compensation		2,605	(0.01)

Diluted net earnings available for class “A”
and “B”shareholders	22.9	87,272	0.26

800,000 (1,819,500 as at July 20, 2003) stock options were excluded from the calculation of the fully diluted earnings per share due to their antidilutive effect.

5.   CAPITAL STOCK

As at July 18, 2004, the Company had 28,520,561 (28,548,824 as at July 20, 2003) outstanding Class “A” voting shares each comprising 10 votes per share and 72,153,289 (56,215,088 as at July 20, 2003) outstanding Class “B” voting shares each comprising 1 vote per share.

6.   EMPLOYEE FUTURE BENEFITS

The Company’s total net pension expense included in consolidated earnings amounted to $1.3 for the quarter ended July 18, 2004 ($0.5 for the quarter ended July 20, 2003). The Company’s pension plans are described in Note 20 of the 2004 annual report.

Press Release — Alimentation Couche-Tard Inc. / 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts)

7.   SEGMENTED INFORMATION

The Company essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac’s, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel. The company operates convenience stores in Canada and in the United States.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended July 18, 2004			12-week period ended July 20, 2003

	Canada	United States	Total	Canada	United States	Total

	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	391.3	836.3	1,227.6	376.1	153.7	529.8

Motor fuel	198.4	1,065.1	1,263.5	147.5	203.6	351.1

	589.7	1,901.4	2,491.1	523.6	357.3	880.9

Gross margin
Merchandise and services	131.3	271.7	403.0	121.5	51.8	173.3

Motor fuel	16.9	88.2	105.1	14.1	14.3	28.4

	148.2	359.9	508.1	135.6	66.1	201.7

Fixed assets and goodwill (a)	491.6	664.7	1156.3	465.2	237.2	702.4

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

The Company is not dependent on one major customer as a revenue source.

8.   COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year. 11